SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       MOTORCAR PARTS & ACCESSORIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                 New York                                         11-2153962
 (State of Incorporation or Organization)                      (I.R.S. Employer
                                                             Identification no.)

2727 Maricopa Street, Torrance, California                          90503
 (Address of Principal Executive Offices)                         (Zip Code)


If  this   form   relates   to  the          If  this   form   relates   to  the
registration    of   a   class   of          registration    of   a   class   of
securities   pursuant   to  Section          securities   pursuant   to  Section
12(b)  of the  Exchange  Act and is          12(g)  of the  Exchange  Act and is
effective   pursuant   to   General          effective   pursuant   to   General
Instruction A.(c), please check the          Instruction A.(d), please check the
following box.[_]                            following box. [X]


Securities Act registration statement file number      ___________________
to which this form relates:                              (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


       Title of Each Class                   Name of Each Exchange on Which
       to be so Registered                   Each Class is to be Registered

_________________________________            _________________________________

_________________________________            _________________________________


Securities to be registered pursuant to Section 12(g) of the Act:


                         Preferred Stock Purchase Rights
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)



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ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

          On February 24, 1998, the Board of Directors of Motorcar Parts & Accessories, Inc. (the "Company") adopted a Shareholder Rights Plan, providing that one Right shall be attached to each share of Common Stock, par value $0.01 per share (the "Common Stock") of the Company. Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a purchase price (the "Purchase Price") of $65.00 per one one-thousandth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement"), dated as of February 24, 1998, between the Company and Continental Stock Transfer & Trust Company, a New York corporation, as Rights Agent (the "Rights Agent").

          Initially,   the  Rights  will  be   attached  to  all  Common   Stock
certificates representing shares then outstanding, and no separate Rights Certificate will be distributed. The Rights will separate from the Common Stock upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or
(ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock (the earlier of (i) and (ii), the "Distribution Date"). The definition of Acquiring Person, subject to certain limitations set forth in the Rights Agreement, excludes Mel Marks, Richard Marks and their Affiliates or Associates. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 12, 2008 unless earlier redeemed by the Company as described below. At no time will the Rights have any voting power.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          In the event that an Acquiring Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, at a price determined by a majority of the independent directors of the Company who are not representatives, nominees, Affiliates or Associates of an Acquiring Person to be fair and otherwise in the best interest of the Company and its shareholders after receiving advice from one or more investment banking firms (a "Qualifying Offer")), each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two

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times the Exercise Price of the Right.  The Exercise Price is the Purchase Price
times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-in Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-in Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

          In the event that following the Stock Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation (other than a merger consummated pursuant to a Qualifying Offer); (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged; or
(iii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

          The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Common Stock (or other consideration) of the Company as set forth above or in the event that the Rights are redeemed.

          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may

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be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

          The Rights Agreement, dated as of February 24, 1998, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, specifying the term of the Rights is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

ITEM 2.   EXHIBITS.

     1. Rights Agreement, dated as of February 24, 1998, between Motorcar Parts & Accessories, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, including the form of Rights Certificate as Exhibit B thereto.

     2.   Press Release, dated February 26, 1998.

                                    SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:     March 12, 1998                 Motorcar Parts & Accessories, Inc.

                                          By: /s/ Peter Bromberg
                                             ----------------------
                                              Peter Bromberg
                                              Chief Financial Officer
                                                and Assistant Secretary



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



                                  EXHIBIT INDEX


        Exhibit                              Description
        -------                              -----------

          1. Rights Agreement, dated as of February 24, 1998, between Motorcar Parts & Accessories, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, including the form of Rights Certificate as Exhibit B thereto.

          2.        Press Release, dated February 26, 1998.





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